SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ONYX SOFTWARE CORPORATION
(Name of Subject Company (Issuer))

CDC CORPORATION
CDC SOFTWARE ACQUISITION CORP.
(Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

683402200
(CUSIP Number of Class of Securities)

Mr. Peter Yip
Chief Executive Officer
c/o CDC Corporation Limited
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
011-852-2893-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

William G. Roche King & Spalding LLP 1180 Peachtree Street NE Atlanta, Georgia 30309 (404) 572-4600	Stephen M. Wiseman King & Spalding LLP 1185 Avenue of Americas New York, NY 10036 (212) 556-2100

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$92,052,205	$9,850

*	Estimated for purposes of calculating the amount of the filing fee only. Transaction value derived by multiplying (i) 18,410,441, which is the difference between 18,573,970 (the number of shares of common stock, par value $0.01 per share (the “Shares”), of Onyx Software Corporation outstanding as of June 21, 2006), and 163,529 (the number of Shares owned by CDC Corporation and its subsidiaries on the date hereof) by (ii) $5.00 (the purchase price per Share offered by CDC Software Acquisition Corp.).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rules 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CDC Software Acquisition Corp., a Washington corporation and a wholly owned subsidiary of CDC Corporation, a Cayman Islands corporation, to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, between Onyx Software Corporation, a Washington corporation (“Onyx”), and Mellon Investor Services, L.L.C. (collectively, the “Shares”), of Onyx, at a purchase price of $5.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated July 12, 2006
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(vii)	Form of Summary Advertisement dated July 12, 2006
(a)(5)(i)	Press Release dated June 30, 2006*
(a)(5)(ii)	Press Release dated July 10, 2006*
(a)(5)(iii)	Press Release dated July 12, 2006
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CDC CORPORATION

/s/  Raymond Ch’ien
Name: Raymond Ch’ien
Title: Chairman

CDC SOFTWARE ACQUISITION CORP.

/s/  Eric Musser
Name: Eric Musser
Title: President

Dated: July 12, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated July 12, 2006
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(vii)	Form of Summary Advertisement dated July 12, 2006
(a)(5)(i)	Press Release dated June 30, 2006*
(a)(5)(ii)	Press Release dated July 10, 2006*
(a)(5)(iii)	Press Release dated July 12, 2006
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.